UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 7 )1

NACCO Industries, Inc.
(Name of Issuer)
Class B Common Stock, par value $1.00 per share
(Title of Class of Securities)
629579 20 02
(CUSIP Number)
Alfred M. Rankin, Jr.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
(216) 449-9600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	629579 20 02	Schedule 13D/A	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO - See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		472,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	472,371

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.6%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Schedule 13D/A	Page	3	of	6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO - See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		472,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	472,371

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.6%

14	TYPE OF REPORTING PERSON*

	IN

CUSIP No.	629579 20 02	Schedule 13D/A	Page	4	of	6 Pages
     This Amendment No. 7 to Amended and Restated Schedule 13D (this “Amendment No. 7”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (the “Class B Common”) of NACCO Industries, Inc. (the “Company”) held by Rankin Associates I, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Amended and Restated Schedule 13D filed by the Reporting Persons on March 27, 2002 (the “Initial Filing”), as amended on October 24, 2002 (the “Amendment No. 1”), as further amended on February 17, 2004 (the “Amendment No. 2”), as further amended on February 15, 2005 (the “Amendment No. 3”), as further amended on February 14, 2006 (the “Amendment No. 4”), as further amended on February 13, 2008 (the “Amendment No. 5”) and as further amended on February 16, 2010 (the “Amendment No. 6”) (collectively, the “Filings”). This Amendment No. 7 reflects the beneficial ownership of shares of Class B Common by the Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filing.
Item 2. Identity and Background
(a) — (c) Item 2 of the Filings is hereby amended as follows:
     The following new Reporting Persons shall be added:
     Helen R. Butler. Ms. Butler’s address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is employed as a part-time consultant.
     Clara T. Rankin Williams. Mrs. Williams’ address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is a jewelry designer.
Item 5. Interest in Securities of the Issuer.
     The information appearing under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings, is hereby amended as follows:
     (a) — (b) Pursuant to the Act and regulations thereunder, the Reporting Persons may be deemed as a group to have beneficial ownership of 472,371 shares of the Class B Common, the aggregate number of shares of Class B Common that are held by the Partnership, which amount represents approximately 29.6% of the Class B Common outstanding on December 31, 2010.
     The following new Reporting Persons shall be added:
          Helen R. Butler. Ms. Butler shares the power to dispose of the 472,371 shares of Class B Common held by the Partnership with the other General Partners and other Limited Partners. The 472,371 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 29.6% of the Class B Common outstanding on December 31, 2010.

CUSIP No.	629579 20 02	Schedule 13D/A	Page	5	of	6 Pages
               Clara T. Rankin Williams. Ms. Williams shares the power to dispose of the 472,371 shares of Class B Common held by the Partnership with the other General Partners and other Limited Partners. The 472,371 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 29.6% of the Class B Common outstanding on December 31, 2010.
Item 7. Material to be Filed As Exhibits
     Item 7 of the Filings is hereby amended by adding the following:
     Exhibit 7      Power of Attorney of Helen R. Butler and Clara T. Rankin Williams.
[Signatures begin on the next page.]
[Remainder of page is left intentionally blank.]

CUSIP No.	629579 20 02	Schedule 13D/A	Page	6	of	6 Pages
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2011

Name: Rankin Associates I, L.P.

By: Main Trust of Alfred M. Rankin created under the Agreement dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners

	By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., as Trustee

REPORTING INDIVIDUALS

By:	/s/ Alfred M. Rankin, Jr.

Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Helen R. Butler**
Attorney-in-Fact for Clara T. Rankin Williams**

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 6 of the Initial Filing.

**	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 7 of this Amendment No. 7.